Exhibit 2.1

INVESTMENT AGREEMENT AND
AGREEMENT AND PLAN OF MERGER

BY AND AMONG

PULSE ELECTRONICS CORPORATION,

OCM PE HOLDINGS, L.P.

and

OCM PE MERGER SUB, INC.

DATED AS OF FEBRUARY 28, 2015

i

Index of Defined Terms

Exhibit A – Form of Articles of Incorporation
Exhibit B – Form of Bylaws
Exhibit C – FIRPTA Certificate
Exhibit D – Restructuring Request, Consent and Waiver

ii

INVESTMENT AGREEMENT AND
AGREEMENT AND PLAN OF MERGER

THIS INVESTMENT AGREEMENT AND AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of February 28, 2015, by and among OCM PE HOLDINGS, L.P., a Delaware limited partnership (“Parent”), OCM PE MERGER SUB, INC., a Pennsylvania corporation (“Merger Sub”) and wholly owned subsidiary of Parent, and PULSE ELECTRONICS CORPORATION, a Pennsylvania corporation (the “Company”).

W I T N E S S E T H:

WHEREAS, Parent and Affiliates of investment funds managed by Oaktree Capital Management, L.P. (“Oaktree Capital Management”) own beneficially and of record 11,999,585 shares of the common stock of the Company, par value $0.125 per share (the “Company Common Stock”), which represents approximately 68.7% of the outstanding shares of Company Common Stock;

WHEREAS, for the consideration stated herein and subject to the terms hereof, Parent desires to make an additional investment in the Company, and the Company desires to obtain such investment (the “Investment”);

WHEREAS, immediately following consummation of the Investment and the issuance of shares in connection therewith, Parent and its Affiliates will own beneficially and of record in excess of 80% of the outstanding shares of Company Common Stock;

WHEREAS, Parent has proposed to the Special Committee (the “Special Committee”) of the Board of Directors of the Company that, immediately following the consummation of the Investment, Merger Sub acquire all of the issued and outstanding shares of Company Common Stock not owned by Parent;

WHEREAS, the Board of Directors of the Company established the Special Committee, consisting solely of independent and disinterested directors, to, among other things, consider and negotiate strategic transactions involving the Company, including the Investment and the merger (the “Merger”) of Merger Sub with and into the Company, with the Company as the Surviving Corporation (as defined below) and the other transactions contemplated by this Agreement (the Investment, the Merger and such other transactions, collectively, the “Transactions”), and to make a recommendation to the Board of Directors of the Company with respect thereto;

WHEREAS, the Special Committee has determined that it is fair to, advisable and in the best interests of the Company and the holders of Company Common Stock to enter into this Agreement with Parent and Merger Sub, providing for the Investment and the Merger, in accordance with the Pennsylvania Business Corporation Law of 1988, as amended (the “PBCL”);

WHEREAS, the Board of Directors of the Company, based on the recommendation of the Special Committee, has approved and declared it advisable for the Company to enter into this Agreement and consummate the Transactions upon the terms and subject to the conditions set forth herein; and

WHEREAS, the general partner of Parent and the board of directors of Merger Sub have adopted, approved and declared it advisable for Parent and Merger Sub to enter into this Agreement and consummate the Transactions upon the terms and subject to the conditions set forth herein (such resolutions, collectively, the “Parent Resolutions”), which Parent Resolutions constitute the only vote or consent of securityholders of the Company necessary to approve and adopt this Agreement and the Transactions.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements contained in this Agreement and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I

THE TRANSACTIONS

Section 1.1 The Investment. At the Closing, upon the terms and subject to the conditions hereof, Parent shall purchase from the Company, and the Company shall sell and issue to Parent, that number of shares of Company Common Stock (the “Acquired Shares”) determined in the manner set forth in Section 1.1(b). Parent, in consideration for the Acquired Shares, will invest, or cause to be invested, $17,000,000.00 in the Company (the “Investment Amount”), in the following manner and subject to the terms and conditions set forth in this Agreement:

      (a) Loans. At the First Tranche Closing, Parent shall, or shall cause one or more of its Affiliates to, make loans to the Company or one or more of its Subsidiaries (the “Loans”) on economic and other terms no less favorable to the Company than the terms of the Term B Loans made under the Credit Agreement, pursuant to definitive loan, guarantee or collateral documentation reasonably satisfactory to Parent and the Company (including, as applicable, with respect to the perfection of liens and the conversion of such Loans to equity), in an aggregate principal amount equal to $8,500,000.00 (the amounts loaned to the Company in accordance with this Section 1.1(a), the “First Tranche Investment”).

      (b) Equity. At the Closing, (i) the Loans, if any, together with accrued interest, dividends or other amounts accrued thereon, shall convert into shares of Company Common Stock, in accordance with this Section 1.1(b) and (ii) Parent shall contribute, or cause to be contributed, to the capital of the Company cash in an amount equal to the Investment Amount less the principal amount of any Loans, and the Company shall issue to Parent, such number of shares of Company Common Stock as shall be determined by dividing the Investment Amount (together with accrued interest, dividends or other amounts accrued thereon) by the Merger Consideration (the “Share Issuance”); it being understood that to the extent that the sum of the number of shares of Company Common Stock owned by Parent and Affiliates of investment funds managed by Oaktree Capital Management as of the date hereof plus the number of shares issued to Parent pursuant to the Share Issuance is less than one share more than 80% of the outstanding shares of Company Common Stock as of immediately prior to the Effective Time, as a result of (x) a breach of Section 4.2 (Capitalization) or (y) any issuance of Capital Stock of the Company after the date hereof, then the number of shares issued in the Share Issuance shall be increased by the lowest number of shares as is sufficient to provide that Parent and Affiliates of investment funds managed by Oaktree Capital Management own one share more than 80% of the outstanding shares of Company Common Stock as of immediately prior to the Effective Time. Simultaneously with the Share Issuance, Parent shall ensure that it owns directly or indirectly all of the shares of Company Common Stock owned by Parent and Affiliates of investment funds managed by Oaktree Capital Management.

Section 1.2 The Merger. Upon the terms and subject to the conditions hereof, and in accordance with the relevant provisions of the PBCL, immediately following the consummation of the Investment, Merger Sub shall be merged with and into the Company. Following the Merger, the Company shall continue as the surviving corporation (the “Surviving Corporation”) under the name “PULSE ELECTRONICS CORPORATION” and shall continue its existence under the Laws of the Commonwealth of Pennsylvania, and the separate corporate existence of Merger Sub shall cease.

Section 1.3 First Tranche Closing; Closing; Effective Time.

      (a) First Tranche Closing. The closing of the First Tranche Investment (the “First Tranche Closing”) shall take place at the offices of Paul, Weiss, Rifkind, Wharton & Garrison LLP, 1285 Avenue of the Americas, New York, New York 10019-6064, at 10:00 a.m. local time, (i) within thirty (30) days following the date of this Agreement or such earlier date as the Company and Parent may mutually agree, subject to (x) the execution by Parent or its Affiliates, on the one hand, and the Company or one or more of its Subsidiaries, on the other hand, of definitive documentation reasonably satisfactory to Parent and the Company with respect to the Loans pursuant to Section 1.1(a), and (y) the satisfaction or waiver by the party entitled to waive the same of all of the conditions to the First Tranche Closing set forth in Article VII (other than those conditions which, by their terms, are to be satisfied or waived at the First Tranche Closing, but subject to the satisfaction or waiver of those conditions on the First Tranche Closing Date), it being understood that if the conditions set forth in the foregoing clauses (x) and (y) of this Section 1.3 have not been satisfied within such thirty (30) day period, the First Tranche Closing shall occur two Business Days following the satisfaction (or waiver) of the conditions set forth in the foregoing clauses (x) and (y) of this Section 1.3, or (ii) at such other time, place and date as the Company and Parent may mutually agree. The date upon which the First Tranche Closing occurs is referred to as the “First Tranche Closing Date” and the time at which the First Tranche Closing occurs is referred to as the “First Tranche Closing Time.”

      (b) Closing. The closing of the Transactions (the “Closing”) shall take place at the offices of Paul, Weiss, Rifkind, Wharton & Garrison LLP, 1285 Avenue of the Americas, New York, New York 10019-6064, at 10:00 a.m. local time, on the second Business Day after the date that all of the conditions to the Closing set forth in Article VII (other than those conditions which, by their terms, are to be satisfied or waived at the Closing, but subject to the satisfaction or waiver of those conditions on the Closing Date) shall have been satisfied or waived by the party entitled to waive the same, or at such other time, place and date as the Company and Parent may mutually agree. The date upon which the Closing occurs is referred to as the “Closing Date.” The Closing shall occur in the following sequence: (i) the Investment shall be consummated, and the Company shall issue Parent the Acquired Shares, in accordance with Section 1.1(b), and (ii) immediately thereafter the parties shall cause to be filed articles of merger (the “Articles of Merger”) with the Department of State of the Commonwealth of Pennsylvania (the “Department of State”) to effect the Merger, in such form reasonably satisfactory to the Company and Parent as required by and executed in accordance with the relevant provisions of the PBCL (the date and time of the filing of the Articles of Merger with the Department of State being the “Effective Time”).

Section 1.4 Effect of the Merger; No Meeting of Shareholders.

      (a) Effect of the Merger. The Merger shall have the effects set forth herein and in the applicable provisions of the PBCL. Without limiting the generality of the foregoing, and subject thereto, from and after the Effective Time, all property, rights, privileges, immunities, powers, franchises, licenses and authority of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions and duties of each of the Company and Merger Sub shall become the debts, liabilities, obligations, restrictions and duties of the Surviving Corporation, all as provided under the PBCL.

      (b) Merger Without Meeting of Shareholders. Notwithstanding anything in this Agreement to the contrary, following consummation of the Investment, Parent shall own in excess of eighty percent (80%) of the total outstanding shares of Company Common Stock, and the parties shall take all necessary and appropriate action to cause the Merger to become effective in accordance with Section 1.3 without a meeting of shareholders of the Company, in accordance with Section 1924(b)(1)(ii) and Section 1924(b)(3) of the PBCL (or their successor provisions, if applicable).

Section 1.5 Conversion of Company Common Stock. At the Effective Time, by virtue of the Merger and without any action on the part of any holder thereof:

      (a) Subject to Section 1.5(b), each issued and outstanding share of Company Common Stock at the Effective Time (other than Dissenting Shares and shares owned by Parent or Affiliates of investment funds managed by Oaktree Capital Management) shall be converted into the right to receive $1.50 in cash without interest (the “Merger Consideration”) upon surrender of the certificate that formerly evidenced such share of Company Common Stock in the manner provided in Section 2.2.

      (b) Each share of Company Common Stock (i) issued and outstanding immediately prior to the Effective Time that is owned by Parent or Affiliates of investment funds managed by Oaktree Capital Management or (ii) that is owned by the Company or any of its Subsidiaries immediately prior to the Effective Time, shall be automatically cancelled and retired and cease to exist, and no payment or distribution shall be made with respect thereto.

      (c) All shares of Company Common Stock cancelled and converted pursuant to Section 1.5(b) shall no longer be outstanding and shall automatically be cancelled and retired and cease to exist, and each certificate representing any shares of Company Common Stock (“Certificate”) and each uncertificated share of Company Common Stock (“Uncertificated Share”) which immediately prior to the Effective Time was registered to a holder on the stock transfer books of the Company (other than a holder identified in Section 1.5(b)), shall from and after the Effective Time represent only the right to receive the Merger Consideration in accordance with Section 1.5(a).

      (d) Notwithstanding anything in this Agreement to the contrary, including Section 1.5(a), (b) and (c), shares of Company Common Stock issued and outstanding immediately prior to the Effective Time that are held by any holder who is entitled to demand and properly demands payment of fair value of such shares in accordance with Subchapter D of Chapter 15 of the PBCL (such shares of Company Common Stock being referred to collectively as the “Dissenting Shares” until such time as such holder fails to perfect or otherwise loses such holder’s dissenters rights under the PBCL with respect to such shares) shall not be converted into the right to receive the Merger Consideration with respect to such Dissenting Shares as provided in Section 1.5(a), but shall instead entitle the holder thereof to only such rights as are granted by Subchapter D of Chapter 15 of the PBCL with respect to such Dissenting Shares. At the Effective Time, the Dissenting Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of Dissenting Shares shall cease to have any rights with respect thereto, except the rights as are granted by Subchapter D of Chapter 15 of the PBCL. Notwithstanding the foregoing, if, after the Effective Time, such holder fails to perfect, withdraws or loses such holder’s right to dissent pursuant to Subchapter D of Chapter 15 of the PBCL or if a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Subchapter D of Chapter 15 of the PBCL, then the right of such holder to be paid fair value of such holder’s Dissenting Shares under Subchapter D of Chapter 15 of the PBCL shall cease and such shares of Company Common Stock shall be treated as if they had been converted as of the Effective Time into the right to receive the Merger Consideration in accordance with Section 1.5(a), without interest thereon, upon surrender of the certificate formerly representing such share. Notwithstanding anything to the contrary contained in Section 1.5(a), if the Merger is rescinded or abandoned prior to the Effective Time, then the right of any shareholder to be paid the fair value of such shareholder’s Dissenting Shares pursuant to Subchapter D of Chapter 15 of the PBCL shall cease. The Company shall provide Parent prompt written notice of any demands received by the Company for appraisal of shares of Company Common Stock, any withdrawal of any such demand and any other demand, notice or instrument delivered to the Company prior to or following the Effective Time pursuant to the PBCL that relates to such demand, and Parent shall have the opportunity and right to direct all negotiations and proceedings with respect to such demands. Except with the prior written consent of Parent, neither the Company nor the Surviving Corporation shall make any payment with respect to, or settle or offer to settle, any such demands.

Section 1.6 Conversion of Common Stock of Merger Sub. The shares of common stock, no par value per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become that number of validly issued, fully paid and non-assessable shares of common stock, no par value per share, of the Surviving Corporation, equal to the sum of (i) the number of shares of Company Common Stock owned by Parent and Affiliates of investment funds managed by Oaktree Capital Management as of the date of this Agreement, (ii) the number of shares of Company Common Stock to be issued in accordance with Section 1.1(b) and (iii) the number of shares of Company Common Stock outstanding as of immediately prior to the Effective Time, other than, in the case of this clause (iii), (x) shares of Company Common Stock owned by Parent or Affiliates of investment funds managed by Oaktree Capital Management immediately prior to the Effective Time or (y) shares of Company Common Stock owned by the Company or any of its Subsidiaries immediately prior to the Effective Time, which shares of common stock of the Surviving Corporation shall constitute the only outstanding shares of Capital Stock of the Surviving Corporation.

ARTICLE II

EXCHANGE OF CERTIFICATES

Section 2.1 Paying Agent. Prior to the mailing of the Transaction Statement to the Company’s shareholders, Parent will appoint Citibank, N.A. (or such other bank or trust company as may be reasonably satisfactory to the Company) to act as paying agent (the “Paying Agent”) for the payment of the Merger Consideration, pursuant to a paying agent agreement reasonably satisfactory to the Company and Parent. At or prior to the Closing, Parent shall deposit or shall cause to be deposited with the Paying Agent, in a separate fund established for the benefit of the holders of shares of Company Common Stock for payment in accordance with this Article II, immediately available funds constituting an amount equal to the aggregate amount of Merger Consideration payable in accordance with Section 1.5(a).

Section 2.2 Exchange Procedures. As soon as reasonably practicable after the Effective Time (and in any event within five (5) Business Days), Parent and the Surviving Corporation shall cause the Paying Agent to mail to each holder of record immediately prior to the Effective Time (i) a letter of transmittal which shall be in customary form as reasonably satisfactory to the Company and Parent and which shall specify that delivery shall be effected and risk of loss and title to such holders of shares of Company Common Stock shall pass only upon delivery of the Certificates to the Paying Agent or, in the case of Uncertificated Shares, upon adherence to the procedures set forth in the letter of transmittal and (ii) instructions for effecting the surrender of such Certificates or Uncertificated Shares in exchange for the applicable Merger Consideration. Upon surrender of a Certificate or Uncertificated Shares to the Paying Agent together with such letter of transmittal, duly executed and completed in accordance with the instructions thereto, the holder of such Certificate or Uncertificated Shares shall be entitled to receive in exchange therefor cash in an amount equal to the product of (a) the number of shares of Company Common Stock represented by such Certificate or the number of Uncertificated Shares, as the case may be, multiplied by (b) the Merger Consideration. Any Certificate so surrendered shall forthwith be cancelled. No interest will be paid or will accrue on the Merger Consideration payable.

Section 2.3 No Further Ownership Rights. All cash paid as Merger Consideration pursuant to Section 1.5(a) shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Common Stock.

Section 2.4 No Liability. If any Certificate or Uncertificated Share shall not have been surrendered prior to one year after the Effective Time, any such Merger Consideration shall, to the extent permitted by applicable Law, be delivered to Parent, upon demand, and any holders of Company Common Stock who have not theretofore complied with the provisions of this Article II shall thereafter look only to Parent for satisfaction of their claims for such Merger

Consideration. Notwithstanding the foregoing, none of Parent, Merger Sub, the Company, the Surviving Corporation or the Paying Agent shall be liable to any Person in respect of any Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificate or Uncertificated Share shall not have been surrendered prior to six (6) years after the Effective Time (or immediately prior to such earlier date on which any Merger Consideration payable to the holder of such Certificate would otherwise escheat to or become the property of any governmental or regulatory (including stock exchange) authority, agency, court, commission, or other governmental body (each, a “Governmental Entity”)), any such Merger Consideration, to the extent permitted by applicable Law, shall become the property of Parent, free and clear of any claims or interest of any Person previously entitled thereto.

Section 2.5 Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond in such reasonable amount as the Surviving Corporation may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will deliver in exchange for such lost, stolen or destroyed Certificate the applicable Merger Consideration with respect to the shares of Company Common Stock, as the case may be, formerly represented thereby, pursuant to this Agreement.

Section 2.6 Stock Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of shares of Company Common Stock thereafter on the records of the Company. From and after the Effective Time, the holders of Certificates and Uncertificated Shares shall cease to have any rights with respect to such shares of Company Common Stock formerly represented thereby, except as otherwise provided herein or by Law. After the Effective Time, any Certificates or Uncertificated Shares presented to the Paying Agent or Parent for any reason shall be converted into the Merger Consideration, with respect to the shares of Company Common Stock formerly represented thereby.

Section 2.7 Treatment of Equity Awards Under Company Stock Plans.

      (a) At the Effective Time, each outstanding option to purchase shares of Company Common Stock under the Company Stock Plans (each, a “Company Stock Option”), whether or not exercisable or vested, shall become fully vested and exercisable, and all Company Stock Options shall, as of the Effective Time, be cancelled, and the Company shall pay each holder of any such Company Stock Option as soon as administratively practicable after the Effective Time (and in any event within ten (10) Business Days after the Effective Time) for each such Company Stock Option cancelled an amount in cash determined by multiplying (i) the excess, if any, of the Merger Consideration over the applicable per share exercise price of each such Company Stock Option by (ii) the number of shares of Company Common Stock such holder could have purchased (assuming full vesting of such Company Stock Option) had such holder exercised such Company Stock Option in full immediately prior to the Effective Time. Any Company Stock Option which has a per share exercise price greater than the Merger Consideration shall be cancelled at the Effective Time without any cash paid for such cancelled Company Stock Option.

      (b) At the Effective Time, each outstanding stock award granted pursuant to the Company Stock Plans (each, a “Company Restricted Stock Award”) that has not fully vested immediately prior to the Effective Time shall fully vest and become free of such other lapsing restrictions as of the Effective Time and shall, as of the Effective Time, be cancelled, and the Company shall pay each holder of any such Company Restricted Stock Award as soon as administratively practicable after the Effective Time (and in any event within ten (10) Business Days after the Effective Time) for each such Company Restricted Stock Award cancelled an amount in cash determined by multiplying (i) the Merger Consideration by (ii) the number of shares covered by such Company Restricted Stock Award that have not vested immediately prior to the Effective Time. Any portion of the Company Restricted Stock Award that became vested prior to the Effective Time shall be paid out for such vested shares of Company Common Stock as provided in Section 2.1.

      (c) At the Effective Time, each outstanding restricted stock unit award granted pursuant to the Company Stock Plans that conveys the right to receive shares of Company Common Stock (each, a “Company RSU Award”), shall be fully vested as of the Effective Time and shall, as of the Effective Time, be cancelled, and the Company shall pay each holder of any such Company RSU Award as soon as administratively practicable after the Effective Time (and in any event within ten (10) Business Days after the Effective Time) for each such Company RSU Award cancelled an amount in cash determined by multiplying (i) the Merger Consideration by (ii) the number of shares covered by such Company RSU Award that have not been settled immediately prior to the Effective Time.

      (d) At the Effective Time, each outstanding warrant to purchase shares of Company Common Stock (each, a “Company Warrant”) (other than Company Warrants owned by Parent, which shall automatically be cancelled and retired and cease to exist for no consideration), shall be cancelled as of the Effective Time, and the Company shall pay each holder of any such Company Warrant as soon as administratively practicable after the Effective Time (and in any event within ten (10) Business Days after the Effective Time) for each such Company Warrant cancelled an amount in cash determined by multiplying (i) the excess, if any, of the Merger Consideration over the applicable per share exercise price of each such Company Warrant by (ii) the number of shares of Company Common Stock subject to such Company Warrant. Any Company Warrant which has a per share exercise price greater than the Merger Consideration shall be cancelled at the Effective Time without any cash paid for such cancelled Company Warrant.

      (e) Prior to the Effective Time, the Company shall make any amendments to the terms of the Company Stock Plans that are necessary to give effect to the transactions contemplated by this Section 2.7, and shall take such actions as are necessary and appropriate to terminate the Company Stock Plans and all Company Stock Options, Company Restricted Stock Awards, Company RSU Awards and Company Warrants granted thereunder as of the Effective Time. All payments provided pursuant to this Section 2.7 shall be made through the Company’s payroll systems and the Company shall be entitled to deduct and withhold from such payments any amounts as it is required to deduct and withhold with respect to the making of such payments under the Internal Revenue Code of 1986, as amended (the “Code”), and the rules and regulations promulgated thereunder, or any provision of state, local or foreign tax Law. To the extent that amounts are so withheld by the Company, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the equity in respect of which such deduction and withholding was made by the Company.

Section 2.8 Withholding Rights. Each of Parent, Merger Sub, the Company, the Surviving Corporation and the Paying Agent shall be entitled to deduct and to withhold from the consideration otherwise payable pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, and the rules and regulations promulgated thereunder, or any provision of state, local or foreign tax Law. To the extent that amounts are so withheld and deposited with the appropriate taxing authorities, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

ARTICLE III

CERTAIN CORPORATE MATTERS

Section 3.1 Articles of Incorporation of the Surviving Corporation. The Articles of Incorporation of the Company shall, at the Effective Time, be amended and restated to read in their entirety as set forth on Exhibit A and, as so amended and restated, shall be the Articles of Incorporation of the Surviving Corporation (the “Surviving Charter”), until amended as provided therein and by applicable Law.

Section 3.2 Bylaws of the Surviving Corporation. The Bylaws of the Company shall, at the Effective Time, be amended and restated to read in their entirety as set forth on Exhibit B and, as so amended and restated, shall be the Bylaws of the Surviving Corporation (the “Surviving Bylaws”), until amended as provided in the Surviving Charter and the Surviving Bylaws and by applicable Law.

Section 3.3 Directors and Officers of the Surviving Corporation. From and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with applicable Law, (a) the directors of Merger Sub at the Effective Time shall be the directors of the Surviving Corporation and (b) the officers of the Company at the Effective Time shall be the officers of the Surviving Corporation.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the Company SEC Reports or the Disclosure Letter delivered by the Company to Parent prior to the execution of this Agreement (the “Disclosure Letter”), which identifies exceptions only by specific Section or subsection references (provided, that disclosure made with respect to any Section or subsection will also be deemed to be disclosure against other Sections or subsections of this Agreement to the extent that it is reasonably apparent that such disclosure is applicable to such other Section or subsections), the Company hereby represents and warrants to Parent and Merger Sub as follows:

Section 4.1 Organization and Qualification; Subsidiaries. Each of the Company and its Subsidiaries is a corporation or legal entity duly organized or formed, validly existing and in good standing, under the laws of its jurisdiction of organization or formation and has the requisite corporate, partnership, limited liability company or other applicable power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to be so organized, existing or in good standing or to have such power or authority would not have, individually or in the aggregate, a Company Material Adverse Effect. Each of the Company and its Subsidiaries is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction in which the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such failures to be so qualified or licensed and in good standing as would not have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.2 Capitalization. Section 4.2 of the Disclosure Letter sets forth a true and complete list of the authorized, issued and outstanding Capital Stock of the Company as of the date hereof. Section 4.2 of the Disclosure Letter sets forth a true and complete list as of the date hereof of all outstanding Company Stock Options, Company Restricted Stock Awards, Company RSU Awards and Company Warrants, including, with respect to each Company Stock Option and Company Warrant, the number of underlying shares of Company Common Stock, the date of grant and the exercise price of such Company Stock Option and Company Warrant, as applicable, and, with respect to each Company Restricted Stock Award and Company RSU Award, the number of shares of Company Common Stock covered by, and the date of grant of, such Company Restricted Stock Award or Company RSU Award, as applicable. The issued and outstanding shares of Capital Stock of the Company are, and all shares of Company Common Stock (or common stock equivalents) that may be issued pursuant to the Company Stock Plans will be, when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and non-assessable (to the extent that such concepts are applicable) and free of any preemptive rights in respect thereto. Except as set forth on Section 4.2 of the Disclosure Letter, there are no other shares of Capital Stock of the Company or options, warrants or other rights to acquire any such stock or securities authorized, issued, reserved for issuance or outstanding. There are no outstanding or authorized stock options (other than those set forth on Section 4.2 of the Disclosure Letter), stock appreciation, phantom stock, profit participation or similar rights with respect to the Capital Stock of the Company. The Company does not have any authorized or outstanding bonds, debentures, notes or other indebtedness the holders of which have the right to vote (or are convertible into, exchangeable for or evidencing the right to subscribe for or acquire securities having the right to vote) with the shareholders of the Company on any matter. There are no Contracts to which the Company or any of its Subsidiaries is a party or by which any of them are bound to (x) register, repurchase, redeem or otherwise acquire any Capital Stock of the Company or any of its Subsidiaries or (y) vote or dispose of any Capital Stock of the Company or any of its Subsidiaries. No Person has any right of first offer, right of first refusal or preemptive right in connection with any future offer, sale or issuance of Capital Stock of the Company or any of its Subsidiaries.

Section 4.3 Authority. The Company has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the Transactions. The execution and delivery of this Agreement by the Company and the consummation of the Transactions in compliance with the provisions of this Agreement by the Company have been duly authorized and approved by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to authorize the execution and delivery of this Agreement or to consummate the Transactions (other than, with respect to the Merger, the filing of the Articles of Merger with the Department of State as required by the PBCL). Prior to the date hereof, each of the Board of Directors of the Company and the Special Committee have duly adopted resolutions approving this Agreement and the Transactions. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, this Agreement constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other Laws of general applicability relating to or affecting creditors’ rights and to general equity principles, whether considered in a proceeding at law or in equity.

Section 4.4 Authorization of Company Common Stock. Upon the completion of the actions to be taken at the Closing, the shares of Company Common Stock to be issued and delivered to Parent at the Closing in connection with the consummation of the Investment (A) will be duly authorized by all necessary corporate action on the part of the Company, (B) will be validly issued, fully paid and nonassessable, (C) will not be subject to preemptive rights or restrictions on transfer (other than under applicable state and federal securities laws) and (D) will be free and clear of all pledges, liens, charges, mortgages, encumbrances or security interests of any kind or nature whatsoever (other than those created under this Agreement or by Parent or Merger Sub).

Section 4.5 No Conflict; Required Filings and Consents.

      (a) The execution and delivery by the Company of this Agreement does not, and the consummation of the Transactions in compliance with the provisions of this Agreement will not, conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a benefit under, or result in the creation of any Lien upon any of the properties or assets of the Company or any of its Subsidiaries under any provision of (A) the Articles of Incorporation or the Bylaws of the Company, in each case as in effect immediately prior to the Closing (or equivalent organizational documents of any Subsidiaries of the Company) or (B) (1) any Contract to which the Company or any of its Subsidiaries is a party or by which any of their respective properties or assets are bound and that is material to the business of the Company and its Subsidiaries, taken as a whole or (2) any Law of any Governmental Entity that is material to the Company and its Subsidiaries or any of their respective properties or assets, other than, in the case of such clause (B) above, (i) the Oaktree Contracts and (ii) any such matter that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

      (b) Assuming the accuracy of the representations and warranties of Parent and Merger Sub set forth in Article V, the execution and delivery of this Agreement by the Company and the consummation by the Company of the Transactions do not and will not, require any consent, approval, authorization, waiver or permit of, or filing with or notification to, any Governmental Entity or any other Person, except for (i) the filing of appropriate certificates as required by the PBCL, (ii) such filings as may be required under the applicable requirements of any federal or state securities or “blue sky” laws and (iii) the filing with the U.S. Securities and Exchange Commission (the “SEC”) and mailing to shareholders of the Company of the Transaction Statement. No affirmative vote of the holders of the securities of the Company or any of its Subsidiaries, other than the Parent Resolutions, is necessary to approve and adopt this Agreement and the Transactions.

Section 4.6 Company SEC Reports.

      (a) During the three-year period prior to the date hereof, the Company has filed with the SEC all forms, documents and reports required to be filed or furnished prior to such date with the SEC (all such forms, documents and reports filed during such period, the “Company SEC Reports”). As of their respective dates, or, if amended, as of the date of the last such amendment, the Company SEC Reports complied in all material respects with the requirements of the Securities Act of 1933, as amended (the “Securities Act”), or the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as the case may be, and the applicable rules and regulations promulgated thereunder, and none of the Company SEC Reports at the time they were filed, or if amended, at the time of the last such amendment, contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, or are to be made, not misleading.

      (b) The consolidated financial statements (including all related notes and schedules) of the Company included in the Company SEC Reports fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as and at the respective dates thereof and their consolidated results of operations and consolidated cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein including the notes thereto) and were prepared in all material respects in conformity with U.S. generally accepted accounting principles (“GAAP”) (except, in the case of the unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto).

Section 4.7 Private Offering. None of the Company, its Subsidiaries, their Affiliates or their Representatives have, directly or indirectly, made any offers or sales of any shares of Company Common Stock or solicited any offers to buy any shares of Company Common Stock under circumstances that would require registration under the Securities Act of 1933, as amended (the “Securities Act”), of the shares of Company Common Stock to be issued to Parent in connection with the Transactions. None of the Company, its Subsidiaries, their Affiliates or their Representatives have, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security under circumstances that would cause this offering of Company Common Stock to be integrated with prior offerings by the Company for purposes of the Securities Act or any applicable shareholder approval provisions, including under the rules and regulations of any securities exchange or automated quotation system. None of the Company, its Subsidiaries, their Affiliates and their Representatives will take any action or steps referred to in the two preceding sentences that would require registration under the Securities Act of any shares of Company Common Stock to be issued to Parent in connection with the Transactions. Assuming the accuracy of the representations made by Parent in Article V, the sale and delivery of the Company Common Stock hereunder are exempt from the (i) registration and prospectus delivery requirements of the Securities Act and (ii) the registration and qualification requirements of all applicable securities laws of the states of the United States.

Section 4.8 Brokers. Other than Houlihan Lokey Capital, Inc. (“Houlihan Lokey”), no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company.

Section 4.9 Opinion of Financial Advisor. Prior to the execution of this Agreement, the Company or the Special Committee has received the opinion of Houlihan Lokey, dated on or about the date hereof (the “Fairness Opinion”), to the effect that, as of such date, and subject to the various limitations and assumptions contained therein, the consideration to be received by the shareholders of the Company (other than Parent, Merger Sub and their respective Affiliates) in the Merger pursuant to this Agreement is fair to such shareholders from a financial point of view. A correct and complete copy of the Fairness Opinion has been delivered to Parent on or about the date hereof.

Section 4.10 Anti-takeover Statutes. The Company has taken any and all necessary action to render the provisions of Subchapter E, Subchapter G and Subchapter H of Chapter 25 of the PBCL, inapplicable to the Company and its Affiliates and to this Agreement and the Transactions. Section 7 of Article VIII of the Company’s Bylaws was duly adopted by the Board of Directors of the Company prior to March 23, 1984 and Section 8 of Article VIII of the Company’s Bylaws was duly adopted by the Board of Directors of the Company during the period beginning on April 27, 1990 and ending on July 26, 1990, and in each case, such sections of the Bylaws have not been amended or rescinded since their adoption. The Company has taken all action necessary to render Subchapter F of Chapter 25 and Section 2538 of the PBCL inapplicable to the Transactions. The Board of Directors of the Company has taken all action so that Parent will not be prohibited from entering into a “business combination” (as such term is used in the PBCL) with the Company as a result of this Agreement or the consummation of any of the Transactions without any further action on the part of the Company's shareholders or the Board of Directors of the Company. No other Takeover Statutes apply to this Agreement or any of the Transactions.

Section 4.11 Transaction Statement. None of the information supplied or to be supplied by or on behalf of the Company for inclusion in the Transaction Statement will, at the time such document is filed with the SEC or mailed to shareholders of the Company, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, no representation or warranty is made by the Company with respect to information supplied by or on behalf of Parent or Merger Sub for inclusion in the Transaction Statement.

Section 4.12 No Other Representations or Warranties. Except for the representations and warranties contained in this Article IV, neither the Company nor any other Person on behalf of the Company makes any express or implied representation or warranty with respect to the Company or with respect to any other information provided to Parent or Merger Sub in connection with the Transactions.

ARTICLE V

REPRESENTATIONS AND WARRANTIES
OF PARENT AND MERGER SUB

Parent and Merger Sub hereby jointly and severally represent and warrant to the Company as follows:

Section 5.1 Organization. Parent is a partnership, and Merger Sub is a corporation, in each case duly organized or formed, validly existing and in good standing under the laws of the jurisdiction of organization or formation and has the requisite partnership or corporate power and authority, as applicable, and all necessary governmental approvals to own, operate or lease its properties and to carry on its business as it is now being conducted, except where the failure to be so organized, existing or in good standing or to have such power or authority would not prevent, materially delay or materially impede the consummation of the Transactions. Parent owns beneficially and of record all of the outstanding Capital Stock of Merger Sub free and clear of all security interests, liens, claims, pledges, agreements, limitations in voting rights, charges or other encumbrances of any nature whatsoever.

Section 5.2 Authority. Each of Parent and Merger Sub has all requisite power and authority to execute and deliver this Agreement and to consummate the Transactions. The execution and delivery of this Agreement by Parent and Merger Sub and the consummation of the Transactions in compliance with the provisions of this Agreement by Parent and Merger Sub have been duly authorized and approved by all necessary action on the part of Parent and Merger Sub and no other proceedings on the part of Parent and Merger Sub are necessary to authorize the execution and delivery of this Agreement or to consummate the Transactions (other than, with respect to the Merger, the filing of the Articles of Merger with the Department of State as required by the PBCL). Prior to the date hereof, the general partner of Parent and board of directors of Merger Sub have duly adopted resolutions approving this Agreement and the Transactions. This Agreement has been duly executed and delivered by Parent and Merger Sub and constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other Laws of general applicability relating to or affecting creditors’ rights and to general equity principles, whether considered in a proceeding at law or in equity.

Section 5.3 No Conflict; Required Filings and Consents.

      (a) The execution and delivery by Parent and Merger Sub of this Agreement does not, and the consummation of the Transactions in compliance with the provisions of this Agreement will not, conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a benefit under, or result in the creation of any Lien upon any of the properties or assets of Parent and Merger Sub under any provision of (A) their respective organizational documents or (B) (1) any Contract to which either Parent or Merger Sub is a party or by which any of their respective properties or assets are bound and that is material to the business of Parent or Merger Sub, taken as a whole or (2) any Law of any Governmental Entity that is material to Parent or Merger Sub or any of their respective properties or assets, other than, in the case of such clause (B) above, any such matter that would not reasonably be expected to prevent, materially delay or materially impede the consummation of the Transactions.

      (b) Assuming the accuracy of the representations and warranties of the Company set forth in Article IV, the execution and delivery of this Agreement by each of Parent and Merger Sub, and the consummation by each of Parent and Merger Sub of the Transactions do not and will not, require any consent, approval, authorization, waiver or permit of, or filing with or notification to, any Governmental Entity or any other Person, except for (i) the filing of appropriate certificates as required by the PBCL, (ii) such filings as may be required under the applicable requirements of any federal or state securities or “blue sky” laws and (iii) the filing with the SEC and mailing to shareholders of the Company of the Transaction Statement.

Section 5.4 Ownership of Company Common Stock. As of the date hereof, Parent and Affiliates of investment funds managed by Oaktree Capital Management collectively own beneficially and of record 11,999,585 shares of Company Common Stock.

Section 5.5 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by and on behalf of Parent or Merger Sub.

Section 5.6 Investment Purpose. Parent is acquiring the Acquired Shares in the Investment solely for its own account for investment purposes and not with a view to, or for offer or sale in connection with, any distribution thereof. Parent acknowledges that the Acquired Shares are not registered under the Securities Act or any state securities laws, and that the Acquired Shares may not be transferred or sold except pursuant to the registration provisions of the Securities Act or pursuant to an applicable exemption therefrom and subject to state securities laws and regulations, as applicable. Parent has such knowledge and experience in financial and business matters and in investments of this type that it is capable of evaluating the merits and risks of its investment in the Acquired Shares and of making an informed investment decision, and has conducted an independent review and analysis of the business and affairs of the Company that it considers sufficient and reasonable for purposes of making the Investment. Parent is an “accredited investor” (as such term is defined in Rule 501 of Regulation D promulgated under the Exchange Act), and is not a person of the type described in Section 506(d) of Regulation D that would disqualify the Company from engaging in a transaction pursuant to Section 506 of Regulation D.

Section 5.7 Available Funds. Parent currently has or has reasonable access to, and on the Closing Date Merger Sub will have available, all funds necessary to pay the Investment Amount and the Merger Consideration and to satisfy their other obligations hereunder and in connection with the Transactions. The obligations of Parent and Merger Sub hereunder are not subject to any conditions regarding the ability of Parent or Merger Sub to obtain financing for the consummation of the Transactions.

Section 5.8 Transaction Statement. None of the information supplied or to be supplied by or on behalf of Parent or Merger Sub for inclusion in the Transaction Statement will, at the time such document is filed with the SEC or mailed to shareholders of the Company, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, no representation or warranty is made by Parent or Merger Sub with respect to information supplied by or on behalf of the Company for inclusion in the Transaction Statement.

Section 5.9 No Other Representations or Warranties. Except for the representations and warranties contained in this Article V, none of Parent, Merger Sub or any other Person on behalf of Parent or Merger Sub makes any other express or implied representation or warranty with respect to Parent or Merger Sub or with respect to any other information provided to the Company in connection with the Transactions.

ARTICLE VI

COVENANTS

Section 6.1 Conduct of the Business of the Company. From the date of this Agreement until the Closing, the Company shall, and shall cause each of its Subsidiaries to, conduct its business and operations in the ordinary course of business consistent with past practice, including using its reasonable efforts to (i) preserve intact its present business organization, (ii) keep available the services of its directors, officers and key employees, (iii) maintain good relationships with its customers, suppliers, lenders and others having material business relationships with it and (iv) manage its working capital (including the timing of collection of accounts receivable and of the payment of accounts payable and the management of inventory) in the ordinary course of business consistent with past practice.

Section 6.2 Indemnification; Directors’ and Officers’ Insurance.

      (a) During the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, the Surviving Corporation shall, to the fullest extent permitted by Law, indemnify, defend and hold harmless each present and former director and officer of the Company or any of its Subsidiaries (acting in their capacity as such) (each, an “Indemnified Person”), against any costs or expenses (including reasonable attorneys’ fees and expenses and disbursements), judgments, settlements, fines, losses, claims, damages, liabilities or amounts paid in settlement incurred in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of, relating to or in connection with any matters existing or occurring at or prior to the Effective Time (including, without limitation, in respect of (x) any action or omission or alleged action or omission in such Indemnified Person’s capacity as a director or officer of the Company or any of its Subsidiaries or (y) any of the Transactions), whether asserted or claimed prior to, at or after the Effective Time (a “Proceeding”), in all such cases to the same extent that such Indemnified Person is indemnified pursuant to the Company’s Articles of Incorporation or Bylaws (or the equivalent organizational documents in the case of any of its Subsidiaries) or any indemnification agreement between such Indemnified Person and the Company or any of the Company’s Subsidiaries, as the case may be, in effect as of the date of this Agreement; provided, that if, at any time prior to the sixth anniversary of the Effective Time, any Indemnified Person delivers to the Surviving Corporation a written notice asserting a claim under this Section 6.2(a) in connection with a Proceeding, then the obligations of the Surviving Corporation set forth in this Section 6.2(a) shall survive the sixth anniversary of the Effective Time until such time as such Proceeding is fully and finally resolved.

      (b) During the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, the Surviving Corporation shall, to the fullest extent permitted by Law, cause all rights to indemnification and exculpation now existing in favor of each Indemnified Person as provided in the Company’s Articles of Incorporation and its Bylaws (or the equivalent organizational documents in the case of any Subsidiary of the Company) in effect as of the date of this Agreement, to be assumed by the Surviving Corporation in the Merger, without further action, at the Effective Time, and to survive the Merger and continue in full force and effect after the Effective Time. During the period commencing at the Effective Time and ending on the sixth anniversary of the

Effective Time, the Surviving Corporation shall, to the fullest extent permitted by Law, cause the Surviving Charter and Surviving Bylaws to, with respect to matters occurring at or prior to the Effective Time, contain provisions no less favorable with respect to indemnification and exculpation of the Indemnified Persons than are set forth in the Company’s Articles of Incorporation and its Bylaws (or the equivalent organizational documents in the case of any Subsidiary of the Company) in effect as of the date of this Agreement, and such provisions shall not be amended, repealed or otherwise modified after the Effective Time and prior to the sixth anniversary of the Effective Time in any manner that would adversely affect the rights thereunder, as of the Effective Time, of any Indemnified Person, with respect to matters occurring at or prior to the Effective Time; provided, however, that all rights to indemnification and exculpation in respect of any Proceeding pending or asserted or any claim made within such six-year period shall continue until the final disposition of such Proceeding or resolution of such claim. All rights to indemnification or advancement of expenses now existing in favor of Indemnified Persons in any indemnification agreement between such Indemnified Person and the Company or any of the Company’s Subsidiaries, as the case may be, shall be assumed by the Surviving Corporation in the Merger, without further action, at the Effective Time, and shall survive the Merger and continue in full force and effect in accordance with the terms of such agreement.

      (c) During the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, the Surviving Corporation shall obtain and maintain directors’ and officers’ liability insurance for the Indemnified Persons at the current level and scope of the directors’ and officers’ liability insurance policies of the Company and the Company’s Subsidiaries in effect on the date of this Agreement; provided, however, that in no event shall the Surviving Corporation be obligated to expend in order to obtain or maintain insurance coverage pursuant to this Section 6.2(c) any amount per annum in excess of 300% of the aggregate premiums currently paid or payable by the Company in 2014 (on an annualized basis) for such purpose (the “Cap”); and provided, further, that if equivalent coverage cannot be obtained, or can be obtained only by paying an annual premium in excess of the Cap, the Surviving Corporation shall be required to obtain as much coverage as can be obtained by paying an annual premium equal to the Cap.

      (d) In the event that the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its assets then, and in each such case, proper provision shall be made so that the successors and assigns of the Surviving Corporation shall assume the obligations of the Surviving Corporation (or its successors or assigns) under this Section 6.2.

      (e) Notwithstanding anything in this Agreement to the contrary, it is agreed that the rights of an Indemnified Person under this Section 6.2 shall be in addition to, and not a limitation of any other rights such Indemnified Person may have under the Articles of Incorporation of the Company, its Bylaws (or the equivalent organizational documents in the case of any Subsidiary of the Company), any other indemnification arrangements, the PBCL or otherwise and nothing in this Section 6.2 shall have the effect of, or be construed as having the effect of, reducing the benefits to the Indemnified Persons under the Articles of Incorporation of the Company, its Bylaws (or the equivalent organizational documents in the case of any Subsidiary of the Company), any other indemnification arrangements, the PBCL or otherwise with respect to matters occurring prior to the Effective Time.

      (f) This Section 6.2 shall survive consummation of the Merger and the Effective Time. This Section 6.2 is intended to benefit, and may be enforced by, the Indemnified Persons and their respective heirs, representatives, successors and assigns, and shall be binding on all successors and assigns of the Surviving Corporation.

Section 6.3 Reasonable Best Efforts. Subject to the terms and conditions hereof and applicable Law, each of the parties hereto agrees to cooperate and use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as practicable the Transactions on the terms and conditions set forth in this Agreement, and to cooperate with each other in connection with the foregoing, including all things necessary, proper or advisable to enable Parent or its Affiliates to make the Loan as promptly as reasonably practicable after the date hereof (including with respect to the guarantee of the Loans by the Company or one or more of its Subsidiaries, the securing of the Loans by substantially all of the assets of the Company or one or more of its Subsidiaries, and perfection of liens).

Section 6.4 Transaction Statement. As promptly as reasonably practicable and in any event within five (5) Business Days after the date hereof, the Company, with the assistance of Parent, shall prepare, and the Company shall file with the SEC, a Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Transaction Statement”) (which shall also satisfy the applicable requirements of the PBCL, including a required notice to shareholders of the Company of their dissent and appraisal rights in accordance with Section 1575 of the PBCL) in form and substance reasonably satisfactory to each of the Company and Parent relating to the Transactions. Parent shall cooperate with the Company in the preparation of the Transaction Statement and any amendments thereto and shall furnish to the Company the information relating to it and Merger Sub required by the Exchange Act. The Company shall use its reasonable best efforts, after consultation with Parent, to respond as promptly as practicable to any comments of the SEC with respect to the Transaction Statement and to cause the Transaction Statement to be mailed to the Company’s shareholders as promptly as reasonably practicable. The Company shall notify Parent promptly of the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff for any amendments or supplements to the Transaction Statement, and the Company and Parent shall cooperate in filing with the SEC or its staff, and if required, the Company shall mail to its shareholders, as promptly as reasonably practicable, such amendment or supplement. Parent shall cause the Company to comply promptly with Sections 1575, 1577 and 1579 of the PBCL, including by delivering to the former shareholders of the Company, promptly after the Effective Time, the notice required by Section 1575(a) of the PBCL.

Section 6.5 Public Announcements. No party hereto will issue or cause the publication of any press release or other public announcement with respect to this Agreement or the Transactions without the prior written consent of the other parties hereto; provided, however, that nothing herein will prohibit any party from issuing or causing publication of any such press release or public announcement to the extent that such disclosure is required by applicable Law, upon advice of counsel, in which case the party making such determination will, if practicable under the circumstances, use reasonable efforts to allow the other parties reasonable time to comment on such release or announcement in advance of its issuance or publication; provided, further, that the foregoing shall not restrict communications between Parent and the investors or potential investors of Parent or its Affiliates in the ordinary course of business consistent with past practice.

Section 6.6 Non-Solicit. Subject to Section 6.7, until the earlier of the Closing and such time as this Agreement is terminated in accordance with Article VIII, except for the Transactions, the Company shall not, and shall cause its and its Affiliates’ respective directors, officers and other representatives not to, directly or indirectly, solicit, encourage or enter into any negotiation, discussion or agreement, with any party, with respect to the issuance or sale of equity of the Company or its Subsidiaries or all or any material portion of the assets of the Company or any of its Subsidiaries or any merger, tender offer, recapitalization or similar transaction with respect to the Company or any of its Subsidiaries or any of their respective businesses. The foregoing shall not prohibit (i) sales of products and services of the Company in the ordinary course of business consistent with past practice or (ii) actions taken in compliance with Section 6.7.

Section 6.7 Superior Proposal. The Company and its directors, officers and other representatives may at any time after the date hereof, prior to Closing, engage in discussions and negotiations with, or provide any nonpublic information or data to, any Person in response to an unsolicited bona fide written Acquisition Proposal by such Person made after the date hereof (that did not result from a breach of Section 6.6) and which the Special Committee concludes in good faith is reasonably likely to lead to a Superior Proposal, if and only to the extent that the Special Committee concludes in good faith (after consultation with outside legal counsel) that failure to engage in discussions and negotiations or provide any nonpublic information or data would be inconsistent with its duties under applicable Law. The Company shall provide Parent with a copy of any Acquisition Proposal received from a third Person within twenty-four (24) hours of receipt of such proposal and all nonpublic information or data provided to a third Person pursuant to the prior sentence prior to or simultaneously with furnishing such information to such third Person.

Section 6.8 Restructuring Request. On or promptly following the date of this Agreement, the Company will provide a restructuring request, consent and waiver with respect to the Transactions, substantially in the form attached hereto as Exhibit D, to the lenders under the Credit Agreement, and the Closing shall not occur and the Loans shall not be made until the requisite lenders under the Credit Agreement have provided the waivers and consents to the Transactions provided thereunder. Parent shall cause the lenders under the Credit Agreement affiliated with Parent and/or Oaktree Capital Management to provide such waivers and consents with respect to the Transactions as promptly as practicable (and in any event within ten (10) Business Days following the date of this Agreement), and such waivers and consents shall remain in full force and effect in accordance with their terms.

ARTICLE VII

CONDITIONS

Section 7.1 Conditions to Obligations of Each Party to Effect the Transactions. The respective obligations of Parent, Merger Sub and the Company to consummate the transactions contemplated by the First Tranche Closing and the Closing, as applicable, are subject to the satisfaction at or prior to the First Tranche Closing Time and the Effective Time, as applicable, of the following conditions, unless waived in writing by all parties:

      (a) no Law or Order (whether temporary, preliminary or permanent) shall have been enacted, entered, promulgated or enforced by any United States or state court or other Governmental Entity which prohibits, restrains or enjoins the consummation of any of the Transactions; and

      (b) solely in the case of the Closing (and not the First Tranche Closing), (i) at least thirty (30) days shall have elapsed since the Transaction Statement has been filed with the SEC in accordance with the applicable regulations of the SEC and the rules promulgated thereunder and (ii) the SEC or its staff shall have confirmed to the Company that the SEC and its staff have no outstanding comments with respect to the Transaction Statement.

Section 7.2 Conditions to Obligations of Parent and Merger Sub to Effect the Transactions. The obligations of Parent and Merger Sub to consummate the transactions contemplated by the First Tranche Closing and the Closing, as applicable, are further subject to satisfaction or waiver by Parent at or prior to the First Tranche Closing Time and the Effective Time, as applicable, of the following conditions:

      (a) (i) the representations and warranties of the Company set forth in Article IV hereof (other than Section 4.2 (Capitalization)) shall be true and correct in all respects as of (x) in the case of the First Tranche Closing, the First Tranche Closing Date, as though made on and as of the First Tranche Closing Date and (y) in the case of the Closing, the Closing Date as though made on and as of the Closing Date, except, in each case (A) to the extent such representations and warranties are made on and as of a specified date, in which case the same shall continue as of the First Tranche Closing Date and on the Closing Date, as applicable, to be true and correct as of the specified date and (B) to the extent that the facts, events and circumstances that cause such representations and warranties to not be true and correct as of such dates have not had and would not reasonably be expected to have a Company Material Adverse Effect and (ii) the representations and warranties of the Company set forth in Section 4.2 (Capitalization) shall be true and correct in all material respects as of (1) in the case of the First Tranche Closing, the First Tranche Closing Date as though made on and as of the First Tranche Closing Date and (2) in the case of the Closing, the Closing Date as though made on and as of the Closing Date, as applicable, except, in the case of this clause (ii), in each case to the extent such representations and warranties are made on and as of a specified date, in which case the same shall continue as of the First Tranche Closing Date and on the Closing Date, as applicable, to be true and correct as of the specified date; it being understood, in the case of this clause (ii), that if as a result of the failure of the representations and warranties of the Company set forth in Section 4.2 (Capitalization) to be true and correct as of the applicable date prescribed by this clause (ii), the aggregate amount of the Merger Consideration payable under Section 1.5 or amounts payable under Section 2.7 (assuming consummation of the Closing) would be materially increased from the amounts that would be payable under either such section had the representations and warranties of the Company set forth in Section 4.2 (Capitalization) been true and correct as of the applicable date prescribed by this clause (ii), such failure of such representations and warranties to be so true and correct shall be deemed to be a failure of such representations and warranties to be true and correct in all material respects as of the applicable date prescribed by this clause (ii);

      (b) the Company shall have performed in all material respects the obligations, and complied in all material respects with the agreements and covenants, required to be performed by, or complied with by, it under this Agreement at or prior to (i) in the case of the First Tranche Closing, the First Tranche Closing Time, and (ii) in the case of the Closing, the Effective Time;

      (c) the Company shall have delivered to Parent and Merger Sub a certificate, signed by its chief executive officer or another senior officer on behalf of the Company, to the effect that the conditions contained in Section 7.2(a) and Section 7.2(b) have been satisfied in all respects;

      (d) since the date of this Agreement, there shall not have occurred any event, condition, fact, change, occurrence or effect that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

      (e) solely in the case of the Closing, the Company shall have delivered, or caused to be delivered, to Parent all necessary forms and certificates, dated as of the Closing Date, properly executed and in the form attached hereto as Exhibit C, certifying that the transactions contemplated hereby are exempt from withholding under Section 1445 of the Code; and

      (f) solely in the case of the Closing, the Company shall have delivered written resignations of each of the directors of the Company.

Section 7.3 Conditions to Obligations of the Company to Effect the Transactions. The obligations of the Company to consummate the transactions contemplated by the First Tranche Closing and the Closing, as applicable, are further subject to satisfaction or waiver by the Company at or prior to the First Tranche Closing Time and the Effective Time, as applicable, of the following conditions:

      (a) the representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct in all material respects, in each case (i) in the case of the First Tranche Closing, as of the First Tranche Closing Date as though made on and as of the First Tranche Closing Date and (ii) in the case of the Closing, as of the Closing Date as though made on and as of the Closing Date, except (x) to the extent such representations and warranties are made on and as of a specified date, in which case the same shall continue on the First Tranche Closing Date and on the Closing Date, as applicable, to be true and correct as of the specified date and (y) to the extent that the facts, events and circumstances that cause such representations and warranties to not be true and correct as of such dates have not had and would not reasonably be expected to have a material adverse effect on the ability of Parent to consummate the transactions contemplated by the First Tranche Closing or the Closing, as applicable;

      (b) each of Parent and Merger Sub shall have performed in all material respects the obligations, and complied in all material respects with the agreements and covenants, required to be performed by or complied with by it under this Agreement at or prior to (i) in the case of the First Tranche Closing, the First Tranche Closing Time, and (ii) in the case of the Closing, the Effective Time; and

      (c) Parent shall have delivered to the Company a certificate, signed by its chief executive officer or another of its senior officers, to the effect that the conditions contained in Section 7.3(a) and Section 7.3(b) have been satisfied in all respects.

ARTICLE VIII

TERMINATION AND WAIVER

Section 8.1 Termination. This Agreement may be terminated and the Transactions may be abandoned at any time prior to the Effective Time, whether before or after approval of matters presented in connection with the Transactions by the shareholders of the Company, as follows:

      (a) By mutual written consent of Parent and the Company (but with respect to the Company, only pursuant to a resolution adopted by the Special Committee);

      (b) By either Parent or the Company (with respect to the Company, only pursuant to a resolution adopted by the Special Committee):

            (i) if the Transactions shall not have been consummated on or before June 30, 2015 (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 8.1(b)(i) shall not be available to any party if the failure of such party (and in the case of Parent, Merger Sub, and vice versa) to perform any of its obligations under this Agreement has been the proximate cause of, or resulted in, the failure of the Transactions to be consummated on or before the Outside Date; or

            (ii) if any court of competent jurisdiction or other Governmental Entity shall have issued an Order or taken any other action restraining, enjoining or otherwise prohibiting the Transactions and such Order or other action shall have become final and non-appealable;

      (c) by Parent, if the Company shall have breached any of its representations or warranties or failed to perform any of its covenants or agreements set forth in this Agreement, which breach or failure to perform (i) would give rise to the failure of any of the conditions set forth in Section 7.2(a) and Section 7.2(b) and (ii) is incapable of being cured or, if capable of being cured, is not cured prior to the earlier of (A) one (1) business day prior to the Outside Date or (B) the date that is thirty (30) days from the date that the Company is notified in writing by Parent of such breach; provided, that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.1(c) if Parent or Merger Sub is then in material breach of any of its representations, warranties, covenants or agreements hereunder;

      (d) by the Company (only pursuant to a resolution adopted by the Special Committee), if Parent or Merger Sub shall have breached any of its representations or warranties or failed to perform any of its covenants or agreements set forth in this Agreement, which breach or failure to perform (i) would give rise to the failure of any of the conditions set forth Section 7.3(a) and Section 7.3(b) and (ii) is incapable of being cured or, if capable of being cured, is not cured prior to the earlier of (A) one (1) business day prior to the Outside Date or (B) the date that is thirty (30) days from the date that Parent is notified in writing by the Company of such breach; provided, that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.1(d) if the Company is then in material breach of any of its representations, warranties, covenants or agreements hereunder; or

      (e) by the Company (only pursuant to a resolution adopted by the Special Committee), in order to enter into any binding written agreement to effect a transaction that constitutes an Acquisition Proposal with respect to a Superior Proposal; provided, however, that this Agreement may not be so terminated unless the payment required by Section 8.2(b) is made in full to Parent substantially concurrently with the occurrence of such termination and the entry into such agreement with respect to such Acquisition Proposal, and in the event that such agreement is not substantially concurrently entered into or such payment is not concurrently made, such termination shall be null and void.

The party desiring to terminate this Agreement shall give written notice of such termination to each of the other parties hereto.

Section 8.2 Effect of Termination; Expense Reimbursement.

      (a) In the event of the termination of this Agreement as provided in Section 8.1, this Agreement shall forthwith become void and have no effect, and there shall be no liability on the part of Parent, Merger Sub or the Company, other than this Section 8.2, Section 8.3 and Article IX, which provisions shall survive such termination; provided, that nothing herein shall relieve any party from liability for any willful or intentional breach of any of its representations, warranties, covenants or agreements set forth in this Agreement.

      (b) If this Agreement is terminated by (i) the Company pursuant to Section 8.1(e) or (ii) by Parent or the Company prior to the Closing and following the consummation of the First Tranche Investment (for any reason), then in either case the Company shall pay, or cause to be paid, to Parent, by wire transfer of same day funds, to an account or accounts designated by Parent and as a condition to the effectiveness of such termination (solely in the case of a termination by the Company), all of Parent’s documented, reasonable out-of-pocket fees, costs and expenses (including reasonable fees, costs and expenses of counsel, accountants or other advisors or service providers) incurred in connection with this Agreement and the Transactions, including the negotiation, preparation and execution of this Agreement, the Transaction Statement and the agreements, instruments, and documents ancillary hereto or thereto or otherwise required in connection with the Transactions, and the performance of Parent’s obligations contemplated hereby and thereby.

      (c) Each of the parties hereto acknowledges that (i) the agreements contained in Section 8.2(b) are an integral part of the Transactions, (ii) the reimbursement provisions of Section 8.2(b) are not a penalty, and (iii) without these agreements, the parties hereto would not enter into this Agreement. Notwithstanding anything contained herein to the contrary, Parent acknowledges and agrees that in the event that Parent is entitled to receive reimbursement of expenses under Section 8.2(b), the right of Parent to receive such payment shall constitute the sole and exclusive remedy of Parent and Merger Sub for, and such payment shall constitute liquidated damages in respect of, any such termination of this Agreement.

Section 8.3 Waiver. Parent hereby waives the terms of Section 3.06(a)(G) of the Investment Agreement with respect to the Transactions. Except as expressly set forth in this Section 8.3, this Agreement shall not, by implication or otherwise, limit, impair, constitute a waiver of or otherwise affect the rights and remedies of Parent or its Affiliates under the Investment Agreement or any other agreement and shall not alter, modify, amend or in any way affect any of the terms, conditions, obligations, covenants or agreements contained in the Investment Agreement or any other agreement, all of which are ratified and affirmed in all respects and shall continue in full force and effect.

ARTICLE IX

GENERAL PROVISIONS

Section 9.1 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement, other than (a) with respect to the Indemnified Persons, as expressly set forth in Section 6.2, (b) following the Effective Time, the rights of the holders of Company Common Stock to receive the Merger Consideration in accordance with the terms and conditions of this Agreement, and (c) following the Effective Time, the rights of the holders of Company Stock Options, Company Restricted Stock Awards, Company RSU Awards and Company Warrants to receive the payments contemplated by the applicable provisions of Section 2.7 in accordance with the terms and conditions of this Agreement.

Section 9.2 Entire Agreement. This Agreement and the Disclosure Letter constitute the entire agreement among the parties with respect to the subject matter hereof and supersede any prior understandings, agreements, or representations by or among the parties, written or oral, with respect to the subject matter hereof.

Section 9.3 [Reserved].

Section 9.4 Succession and Assignment. This Agreement shall be binding upon and inure to the benefit of the parties named herein and their respective successors. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Law or otherwise by any of the parties hereto without the prior written consent of the other parties, except that Parent and Merger Sub may assign any of their rights and obligations hereunder to one or more new or existing Affiliates under common control with Parent; provided, however, that no such assignment shall relieve Parent or Merger Sub of its obligations hereunder. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns. The parties shall take all reasonable actions to amend the terms of this Agreement in the event of any such assignment by Parent or Merger Sub in order to reflect such assignment, subject to the terms and conditions set forth in this Agreement.

Section 9.5 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument. Delivery of an executed counterpart of a signature page to this Agreement by facsimile or electronic mail shall be effective as delivery of a manually executed counterpart of this Agreement.

Section 9.6 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania, without regard to principles of conflicts of law thereof.

Section 9.7 Submission to Jurisdiction; Waivers. Each of the parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement or for recognition and enforcement of any judgment in respect hereof brought by another party hereto or its successors or assigns may be brought and determined in any state or Federal court located in Philadelphia County in the Commonwealth of Pennsylvania and each party hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect to its property, generally and unconditionally, to the jurisdiction of the aforesaid courts; provided, that the judgment of any such court may be enforced by any court of competent jurisdiction. Each party hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the above-named courts for any reason other than the failure to lawfully serve process; (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts; (c) to the fullest extent permitted by applicable Law that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper and (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts; and (d) any right to a trial by jury. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the above-named courts, this being in addition to any other remedy to which they are entitled at Law or in equity.

Section 9.8 Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.

Section 9.9 Interpretation. Unless the express context otherwise requires:

      (a) the language used in this Agreement shall be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction shall be applied against any party other than as set forth herein;

      (b) the words “hereof,” “herein,” “hereby” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement (including the Disclosure Letter) as a whole and not to any particular provision of this Agreement (unless otherwise specified);

      (c) words defined in the singular shall have a comparable meaning when used in the plural, and vice versa;

      (d) wherever the word “include,” “includes” or “including” is used in this Agreement, it shall be deemed to be followed by the words “without limitation”;

      (e) with respect to the determination of any period of time, the word “from” means “from and including” and the words “to” and “until” each means “to but excluding”;

      (f) the word “or” shall be disjunctive but not exclusive;

      (g) references herein to any Law or license shall be deemed to refer to such Law or license as amended, reenacted, supplemented or superseded in whole or in part and in effect from time to time, to all rules and regulations promulgated thereunder, and to published clarifications or interpretations of applicable Governmental Entities with respect thereto;

      (h) the headings contained in this Agreement are intended solely for convenience and shall not affect the rights of the parties to this Agreement; and

      (i) references herein to any Contract mean such Contract as amended, supplemented or modified (including any waiver thereto) in accordance with the terms thereof, except that with respect to any Contract listed on the Disclosure Letter, all such amendments, supplements or modifications must also be listed on such Disclosure Letter.

Section 9.10 Non-Survival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and other agreements in this Agreement or in any instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants and other agreements, shall survive the Effective Time, except for those covenants and agreements contained herein that by their terms apply or are to be performed in whole or in part after the Effective Time and this Article IX.

Section 9.11 Certain Definitions. For purposes of this Agreement, the following terms have the meanings indicated:

      (a) “Acquisition Proposal” means any (A) merger, consolidation, share exchange, business combination or similar transaction involving the sale of at least 80% of the outstanding shares of Capital Stock of the Company (and indirectly, of its Subsidiaries), (B) any sale, license, transfer or other disposition, directly or indirectly, of all or substantially all of the Company’s consolidated assets, or (C) any tender offer or exchange offer in which any Person or “group” (as such term is defined in Rule 13d-3 promulgated under the Exchange Act) shall seek to acquire beneficial ownership (as such term is defined in Rule 13d-3 promulgated under the Exchange Act), or the right to acquire beneficial ownership, of at least 80% of the outstanding shares of Capital Stock of the Company.

      (b) “Affiliate” has the same meaning as set forth in Rule l2b-2 promulgated under the Exchange Act.

      (c) “Business Day” means any day on which banks are not required or authorized to close in the City of New York.

      (d) “Capital Stock” means (a) any shares, interests, participations or other equivalents (however designated) of capital stock of a corporation; (b) any ownership interests in non-corporate Person (including any company, partnership, association, limited liability company, limited partnership, limited liability partnership, joint venture, business enterprise, trust or other legal entity), including membership interests, partnership interests, joint venture interests and beneficial interests; and (c) any warrants, options, convertible or exchangeable securities, subscriptions, rights (including any preemptive or similar rights), calls or other rights to purchase or acquire any of the foregoing.

      (e) “Company Material Adverse Effect” means any event, condition, fact, change, occurrence or effect that, individually or in the aggregate with other events, conditions, facts, changes, occurrences or effects (i) has had or would reasonably be expected to have a material adverse effect on the business, financial condition, assets, liabilities or results of operations of the Company and its Subsidiaries, taken as a whole, or (ii) would reasonably be expected to prevent or materially impede the performance by the Company of its obligations under this Agreement or the consummation of the Transactions, except, solely with respect to clause (i), for any such events, conditions, facts, changes, occurrences or effects to the extent resulting from (A) changes in U.S. or global general economic conditions or in the credit, financial or capital markets generally, (B) changes in general market or economic conditions applicable to industries in which the Company or any of the Company’s Subsidiaries operates generally or in any specific jurisdiction or geographical area in the U.S. or elsewhere in the world in which the Company or any of its Subsidiaries operates, (C) changes, after the date of this Agreement, in Law or applicable accounting regulations (including GAAP) or principles or interpretations thereof, or political, legislative or business conditions in the countries in which the Company or any of its Subsidiaries operate, (D) acts of war (whether or not declared), the commencement, continuation or escalation of a war, acts of armed hostility, sabotage or terrorism or other international or national calamity (whether natural or manmade) or any material worsening of such conditions threatened or existing as of the date of this Agreement, (E) any act of God or natural disaster, (F) any failure by the Company or any of its Subsidiaries to meet any estimates, projections or forecasts (although any facts and circumstances that may have given rise or contributed to any such failure that are not otherwise excluded from the definition of Company Material Adverse Effect may be taken into account in determining whether there has been a Company Material Adverse Effect), (G) any matter set forth on Section 9.11(e) of the Disclosure Letter or of which Parent hereafter consents in writing or (H) changes resulting from, or actions taken in connection with, the announcement, pendency or anticipated consummation of the Merger or any of the other Transactions, including the impact thereof on relationships (contractual or otherwise) with customers, suppliers, distributors, partners, employees or regulators, or the commencement or pendency of any litigation arising from allegations of breach of fiduciary duty or violation of Law relating to this Agreement or the Transactions; provided, however, the exceptions in clauses (A), (B), (D) and (E) shall not apply if such events, conditions, facts, changes, occurrences or effects have a materially disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to other companies operating in the same industry in which the Company and its Subsidiaries operate.

      (f) “Company Stock Plans” means the Pulse Electronics Corporation 2012 Omnibus Incentive Compensation Plan, as amended, the 2001 Employee Stock Option Plan, as amended and restated as of March 1, 2010, and the Restricted Stock Plan II of Pulse Electronics Corporation, as amended and restated effective as of November 8, 2010.

      (g) “Contract” means any contract, agreement, indenture, note, bond, loan, lease, sublease, conditional sales contract, mortgage, license, sublicense, franchise agreement, obligation, promise, undertaking, commitment or other binding arrangement (in each case, whether written or oral).

      (h) “Credit Agreement” means that certain Credit Agreement, dated as of February 28, 2008 (as amended and restated as of February 19, 2009, as further amended and restated as of August 5, 2011, as further amended and restated as of March 9, 2012, as further amended and restated as of November 7, 2012, as further amended on November 19, 2012, March 13, 2013 and February 21, 2014, and as further amended, restated, supplemented or otherwise modified from time to time), by and among the Company, Pulse Electronics (Singapore Pte) Ltd as the Singapore Borrower, each other Borrower party thereto (if any), the Lenders party thereto and Cantor Fitzgerald Securities as Administrative Agent.

      (i) “Investment Agreement” means that certain Investment Agreement, by and among the Company, certain of its Subsidiaries and Parent and certain of Parent’s affiliated funds, dated November 7, 2012, as further amended, restated, supplemented or otherwise modified from time to time.

      (j) “Knowledge” of any Person that is not an individual means, with respect to any specific matter, the actual knowledge of such Person’s executive officers, partners or other persons holding similar positions of responsibility or authority, as applicable.

      (k) “Laws” means any federal, state or local statute, law, ordinance, rule, administrative interpretation, regulation, Order or other requirement of any Governmental Entity.

      (l) “Lien” means liens, claims, mortgages, encumbrances, pledges, security interests, equities or charges of any kind.

      (m) “Oaktree Contracts” means (i) the Investment Agreement and (ii) the Credit Agreement.

      (n) “Order” means any decree, order, writ, judgment, injunction, directive, temporary restraining order or other order in any suit or proceeding by or with any Governmental Entity.

      (o) “Person” means an individual, corporation, limited or general partnership, limited liability company, association, trust, joint venture, unincorporated organization, Governmental Entity or other entity or group (as defined in the Exchange Act).

      (p) “Representative” means, with respect to any Person, the directors, officers, employees, investment bankers, financial advisors, attorneys, accountants or other advisors, agents or representatives of such Person.

      (q) “Subsidiary” means, with respect to any Person, any other Person of which the first Person (i) owns, directly or indirectly, a majority of the outstanding Capital Stock or (ii) is entitled, directly or indirectly, to elect a majority of the board of directors or other body performing similar functions.

      (r) “Superior Proposal” means a bona fide written Acquisition Proposal made by a third Person at an implied price per share of Company Common Stock greater than the Merger Consideration and otherwise on terms that the Special Committee determines in its good faith judgment, after consultation with outside legal counsel and financial advisors, taking into account all financial, legal, regulatory and any other aspects of the transaction described in such proposal and such other relevant factors (including the identity of the Person making such proposal, any break-up fees, expense reimbursement provisions, conditions to consummation and feasibility and certainty of consummation (including whether consummation is reasonably capable of being completed on a timely basis on the terms proposed), as well as any changes to the financial terms of this Agreement, if any, proposed by Parent in response to such proposal or otherwise), would, if consummated, be more favorable to the Company and all of its shareholders, from a financial point of view, than the transactions contemplated by this Agreement.

      (s) “Takeover Statutes” shall mean so-called “fair price,” “moratorium,” “control share acquisition” or other similar state anti-takeover Laws.

Section 9.12 Notices. All notices, requests, demands, claims and other communications hereunder will be in writing. Any notice, request, demand, claim or other communication hereunder shall be deemed duly given (i) when delivered personally to the recipient, (ii) one (1) Business Day after being sent to the recipient by reputable overnight courier service (charges prepaid) or (iii) one (1) Business Day after being sent to the recipient by facsimile transmission or electronic mail, and addressed to the intended recipient as set forth below:

If to Parent or Merger Sub:	OCM PE Holdings, L.P.
c/o Oaktree Capital Management, L.P. 333 South Grand Avenue, 28th Floor Los Angeles, California 90071

Attention: Kenneth Liang and Kaj Vazales Facsimile: (213) 830-8522 Email: kliang@oaktreecapital.com and kvazales@oaktreecapital.com

with a copy to:	Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064

Attention: Kenneth M. Schneider Facsimile: (212) 757-3990 Email: kschneider@paulweiss.com

If to the Company:	Pulse Electronics Corporation
12220 World Trade Drive San Diego, California 92128

Attention: Chief Financial Officer
Facsimile: (858) 674-8262

with a copy to:	Latham & Watkins LLP
12670 High Bluff Drive
San Diego, California 92130

Attention: Craig M. Garner Facsimile: (858) 523-5450 Email: craig.garner@lw.com

Section 9.13 Amendments. This Agreement may be amended if, and only if, such amendment is in writing and signed by the party against whom such amendment shall be enforced.

Section 9.14 Waiver. At any time prior to the Effective Time, to the fullest extent permitted by applicable Law:

            (i) the Special Committee on behalf of the Company may (a) extend the time for the performance of any of the obligations or other acts of Parent and/or Merger Sub, (b) waive any inaccuracies in the representations and warranties contained herein or in any document, certificate or writing delivered by Parent or Merger Sub pursuant hereto, or (c) waive compliance by Parent or Merger Sub with any of the agreements or with any conditions to the Company’s obligations.

            (ii) Parent may (a) extend the time for the performance of any of the obligations or other acts of the Company, (b) waive any inaccuracies in the representations and warranties contained herein or in any document, certificate or writing delivered by the Company pursuant hereto, or (c) waive compliance by the Company with any of the agreements or with any conditions to Parent’s or Merger Sub’s obligations.

      (b) Any consent or agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party by a duly authorized officer (in the case of the Company, subject to the provisions of applicable Law, only after approval of the Special Committee as to such action has been provided). The failure of any party hereto to exercise any right, power or remedy provided under this Agreement or otherwise available in respect hereof at Law or in equity, or to insist upon compliance by any other party hereto with its obligations hereunder, shall not constitute a waiver by such party of its right to exercise any such other right, power or remedy or to demand such compliance.

      (Signature page follows.)

IN WITNESS WHEREOF, the Company, Parent and Merger Sub and have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

PULSE ELECTRONICS CORPORATION

By:	/s/ Michael C. Bond
Name: Michael C. Bond
Title: Senior Vice President and Chief Financial Officer

[Signature Page to Agreement and Plan of Merger]

OCM PE HOLDINGS, L.P.

By:	Oaktree Fund GP, LLC
Its:	General Partner

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Kenneth Liang
Name: Kenneth Liang
Title: Authorized Signatory

By:	/s/ Kaj Vazales
Name: Kaj Vazales
Title: Authorized Signatory

[Signature Page to Agreement and Plan of Merger]

OCM PE MERGER SUB, INC.

By:	/s/ Kenneth Liang
Name: Kenneth Liang
Title: Director

[Signature Page to Agreement and Plan of Merger]

INDEX OF DEFINED TERMS
Defined Term	Where Defined
“Acquired Shares”	Section 1.1
“Acquisition Proposal”	Section 9.11(a)
“Affiliate”	Section 9.11(b)
“Agreement”	Preamble
“Articles of Merger”	Section 1.3
“Business Day”	Section 9.11(c)
“Cap”	Section 6.2(c)
“Capital Stock”	Section 9.11(d)
“Certificate”	Section 1.5(c)
“Closing”	Section 1.3
“Closing Date”	Section 1.3
“Code”	Section 2.7(e)
“Company”	Preamble
“Company Common Stock”	Recitals
“Company Material Adverse Effect”	Section 9.11(e)
“Company Restricted Stock Award”	Section 2.7(b)
“Company RSU Award”	Section 2.7(c)
“Company SEC Reports”	Section 4.6(a)
“Company Stock Option”	Section 2.7(a)
“Company Stock Plans”	Section 9.11(f)
“Company Warrant”	Section 2.7(a)
“Contract”	Section 9.11(g)
“Credit Agreement”	Section 9.11(h)
“Department of State”	Section 1.3
“Disclosure Letter”	Article IV
“Dissenting Shares”	Section 1.5(d)
“Effective Time”	Section 1.3
“Exchange Act”	Section 4.6(a)
“Fairness Opinion”	Section 4.9
“First Tranche Closing”	Section 1.3(a)
“First Tranche Closing Date”	Section 1.3(a)
“First Tranche Closing Time”	Section 1.3(a)
“First Tranche Investment”	Section 1.1(a)
“GAAP”	Section 4.6(b)
“Governmental Entity”	Section 2.4
“Houlihan Lokey”	Section 4.8
“Indemnified Person”	Section 6.2(a)
“Investment”	Recitals
“Investment Agreement”	Section 9.11(h)
“Investment Amount”	Section 1.1
“Knowledge”	Section 9.11(j)
“Laws”	Section 9.11(k)
“Liens”	Section 9.11(l)
“Loans”	Section 1.1(a)
“Merger”	Recitals
“Merger Consideration”	Section 1.5(a)
“Merger Sub”	Preamble
“Oaktree Capital Management”	Recitals
“Oaktree Contracts”	Section 9.11(m)

INDEX OF DEFINED TERMS
Defined Term	Where Defined
“Order”	Section 9.11(n)
“Outside Date”	Section 8.1(b)(i)
“Parent”	Preamble
“Parent Resolutions”	Recitals
“Paying Agent”	Section 2.1
“PBCL”	Recitals
“Person”	Section 9.11(o)
“Proceeding”	Section 6.2(a)
“Representative”	Section 9.11(p)
“SEC”	Section 4.5(b)
“Securities Act”	Section 4.6(a)
“Share Issuance”	Section 1.1(b)
“Special Committee”	Recitals
“Subsidiary”	Section 9.11(q)
“Superior Proposal”	Section 9.11(r)
“Surviving Bylaws”	Section 3.2
“Surviving Charter”	Section 3.1
“Surviving Corporation”	Section 1.2
“Takeover Statutes”	Section 9.11(s)
“Transaction Statement”	Section 6.4
“Transactions”	Recitals
“Uncertificated Share”	Section 1.5(c)